PRICER





# PRESS RELEASE

**from Pricer AB (publ) May 13, 2004**



## ANNUAL GENERAL MEETING – PRICER AB MAY 13, 2004

Pricer´s Annual General Meeting was held May 13, 2004. The following decisions were taken.

**Election of Board of Directors**
Mr. Jan Forssjö, Mr. Salvatore Grimaldi, Mr. Göran Lindén, and Mrs. Margareta Norell Bergendahl were unanimously re-elected as board members. Mr. Michael S. Juuhl was elected to the Board. Mr. Martin Bjäringer is leaving the Board after declining re-election. At the board meeting following election Mr. Salvatore Grimaldi was elected as Chairman of the Board.

**Election of Auditors**
The public accounting firm KPMG Bohlins AB was elected as Auditor with Kari Falk as the principal Auditor.

**Authorisation of issue**
The Annual General Meeting decided in accordance with the board´s Proposal that the AGM authorises the board to make decisions, on one or several occasions, to issue not more than 20,000,000 series B shares until the date of the next Annual General Meeting. The board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a non-cash issue.

**For further information, please contact:**
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

*Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.*
*With the largest product range on the market, Pricer ESL System is installed in more than 500 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.*
*Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.*

***Pricer AB (Publ)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Website: www.pricer.com***
***Tel: +46 8-505 582 00***
***Corp. ID. No: 556427-7993***

82-4723

PRICER



# Interim Report
# January - March 2004

- **Increased net sales of SEK 29.2M (13.4)**
- **Improved result after tax of SEK -7.2M (-16.3)**
- **Loss per share of SEK -0.02M (-0.05)**
- **Pricer received substantial order from Carrefour**
- **Orders received of SEK 102.3M (2.2)**
- **Improved gross margin of 27 (20) per cent**
- **Improved operating result of SEK -8.8M (-16.5)**
- **Liquid funds of SEK 55.5M (61.7)**

---

## Operations

Orders received for the first quarter amounted to SEK 102.3M (2.2) and include an order from the French retail chain Carrefour of approximately SEK 91M. The order from Carrefour is based on a calculation on the number of stores and an average value for each store. The value of the order can vary upwards or downwards by ten per cent depending on the actual need per store. Pricer's previous assessment of the contract value of approximately SEK 100M still applies. The installations will be made during 2004, and were already started at the first three stores in France during the first quarter.

The additional orders received by Pricer during the first quarter were mainly derived from the Nordic market, the German retail chain Metro, and Pricer's Japanese partner, Ishida. Orders received by Pricer included an order for ten stores from KF (Swedish Cooperative Union and Wholesale Society) in Bohuslän/Älvsborg.

The order book at the end of the period amounted to approximately SEK 263M (234). The order book mainly comprises the above-mentioned order from Carrefour and an order from Pricer's partner, Ishida. The order from Ishida was received during 2001 and SEK 181M, corresponding to USD 24M, remains to be delivered by the end of 2007. The majority of Pricer's orders are in USD and EUR, and currency changes of the US dollar have had a positive effect on the order book.

Pricer has increased the number of installations of ESL systems at pharmacies. Besides installations in Denmark and Norway, Pricer has installed its system at the first pharmacies in France and Sweden. Pharmacies are generally very interested in using Pricer's system for more than price changes such as to provide information about stock status and order points.

At the end of the first quarter, Pricer has in total installed over 500 stores, primarily in Japan, the Nordic countries and Europe.

Pricer has established an office in New York during this quarter. Pricer's staff in the USA are jointly working on the American market with our partner StoreNext. Pricer has installed ESL systems in three stores in the USA during the quarter.

## The market and market work

Pricer is of the opinion that the market for ESL is developing well. Indicators in Pricer's priority markets are getting stronger and several retail chains have made decisions on or started projects to include ESL as an operative tool in the automation process.

This has been reinforced in Europe by the world's second largest retail chain, Carrefour, having decided to install Pricer's ESL system. As a first step, Carrefour has chosen to focus on parts of its operation in France, Spain, Italy, Belgium and Switzerland. Pricer expects that Carrefour's decision will have a significant effect on other stakeholders within the retail industry, which has already been confirmed by the number of enquiries. This has called for further reinforcement of Pricer's market activities.

There has been increased acceptance of ESL systems in the Japanese market, and the increased rate of installation that was achieved at the end of 2003 has continued at the same high level. In pace with the increased demand, Pricer and Ishida have increased market activities and will, during the second quarter, further reinforce the organisation. The Japanese market is characterised by a broader base of retail chains continuously installing ESL systems rather than through large-scale rollout programmes. However, for some time there have been negotiations with a number of Japanese chains about rollouts.

Pricer's assessment is that interest for ESL systems is also increasing in the USA, which is confirmed through a number of enquiries and also tests and pilots from retail chains across the entire USA. The level of activity at Pricer Inc. has therefore been intensified, the first system installations have been installed and a number of evaluations are under way.

## Net sales and result

Net sales increased to SEK 29.2M (13.4). These deliveries were mainly made to Ishida, the German retail chain Metro and also the Nordic market.

The gross profit amounted to SEK 7.9M (2.6) and the gross margin amounted to 27 (20) per cent. The improvement of the gross margin is mainly attributable to lower manufacturing costs.

Operating expenses reduced to SEK 16.7M (19.1) and are attributable to sales and administration.

The operating result was a loss of SEK -8.8M (-16.5).

Net financial items amounted to SEK 0.8M (0.2) and consist mainly of the gains from sales of securities.

Minority interests in the result amounted to SEK 0.8M (-), and relate to Appulse Ltd and PIER AB.

The net result improved to SEK -7.2M (-16.3).

## Net sales and operating result, SEK M

| | Jan - Mar 2004 | Jan - Mar 2003 |
|---|---|---|
| Net sales | 29.2 | 13.4 |
| Cost of goods sold | -21.3 | -10.8 |
| Gross profit | 7.9 | 2.6 |
| Expenses | -16.7 | -19.1 |
| Operating loss | -8.8 | -16.5 |
| Gross margin % | 27 % | 20 % |

## Financial position

During the first quarter, the cash flow from current operations was a deficit of SEK -8.5M (-8.1) and liquid funds amounted to SEK 55.5M (61.7).

During the fourth quarter of 2003, an underwritten new issue was carried out, which raised SEK 44.6M after issue costs. The company was provided with the remaining sum of SEK 6.7M in January 2004.

## Option rights

In connection with the new share issue 2003, 110 760 016 option rights were issued, which during the period 31 May – 11 June 2004 carry rights to subscribe for one new share of series B at a subscription price of 0.50 kr per share. This may result in an injection to the company of SEK 55 M, before administration costs. In the events of full subscription the dilution effect will be around 20 percent of the share capital and around 19 per cent of the votes.

## Capital expenditure

Total capital expenditure amounted to SEK 1.8M (0.2) and comprised machinery, computers and office equipment.

## Employees

The average number of employees was 53 (32), 15 (0) of whom were employed by PIER AB and Appulse Ltd. The number of employees as of 31 March 2004 amounted to 60 (33), 22 (0) of whom were employed by PIER AB and Appulse Ltd.

## Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Recommendation RR 20 Interim Reports. Compared with the Annual Report 2003, RR29 Employee Remuneration, has been applied. The application of this Recommendation has not had any impact on the period or comparative periods.

## Forecast

In Pricer's view, the market is continuing to develop positively, with an increase in the total number of bases installed and a more concrete interest from a number of major retail chains. The Board believes that the total market for ESL systems is about to see the start of a breakthrough. However, evaluations and negotiations taking place with a number of retail chains are taking longer than could have been expected. In its preparations for the share issue, the Board's view was that the business would achieve a positive cash flow during the course of 2005. It stills believes this to be the case.

To sum up, this means that Pricer's sales will increase significantly during 2004 and that the result will improve.

## Next reporting date

The Interim Report for the period January – June 2004 will be published on 27 August 2004.

**For further information contact:**
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

------------------------------

Sollentuna, May 13, 2004
Pricer AB (publ)

Jan Forssjö, President and CEO

**For further information, please contact:**
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

*Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.*
*With the largest product range on the market, Pricer ESL System is installed in more than 500 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.*
*Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.*

***Pricer AB (Publ)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Website: www.pricer.com***
***Tel: +46 8-505 582 00***
***Corp. ID. No: 556427-7993***

**CONSOLIDATED INCOME STATEMENT-SUMMARY**

| Amounts in SEK M | Q1 2004 | Q1 2003 | Full year 2003 |
|---|---|---|---|
| Net sales | 29.2 | 13.4 | 62.0 |
| Cost of goods sold | -21.3 | -10.8 | -48.2 |
| **Gross result** | **7.9** | **2.6** | **13.8** |
| Sales and administrative expenses | -11.4 | -12.5 | -44.1 |
| Research and development costs | -5.3 | -6.6 | -24.6 |
| **Operating loss** | **-8.8** | **-16.5** | **-54.9** |
| Financial net | 0.8 | 0.2 | -1.7 |
| **Loss after financial items** | **-8.0** | **-16.3** | **-56.6** |
| Other taxes | - | 0.0 | -0.1 |
| Minority share of result | 0.8 | - | 4.3 |
| **Loss for the period** | **-7.2** | **-16.3** | **-52.4** |

| **Result per share, number of shares** | Q1 2004 | Q1 2003 | Full year 2003 |
|---|---|---|---|
| Net loss per share in SEK | -0.02 | -0.05 | -0.16 |
| Net loss per share in SEK, with full dilution | -0.02 | -0.05 | -0.16 |
| | | | |
| Number of shares, millions | 451.9 | 332.3 | 335.5 |
| Number of shares, millions, with full dilution | 562.6 | 356.2 | 562.6 |

**NET SALES BY GEOGRAPHIC MARKET**

| Amounts in SEK M | Q1 2004 | Q1 2003 | Full year 2003 |
|---|---|---|---|
| The Nordic Countries | **4.5** | **2.2** | **6.7** |
| The rest of Europe | **7.8** | **2.8** | **19.8** |
| Asia | **16.9** | **8.4** | **33.4** |
| The rest of the world | - | - | **2.1** |
| **Total net sales** | **29.2** | **13.4** | **62.0** |

## CONSOLIDATED BALANCE SHEET-SUMMARY

| Amounts in SEK M | 2004-03-31 | 2003-03-31 | 2003-12-31 |
|---|---|---|---|
| Patent and licence rights | 12.3 | 15.2 | 13.0 |
| **Total intangible fixed assets** | **12.3** | **15.2** | **13.0** |
| Tangible fixed assets | 6.4 | 3.0 | 4.3 |
| **Total fixed assets** | **18.7** | **18.2** | **17.3** |
| Inventories | 7.7 | 9.0 | 10.4 |
| Current receivables | 35.7 | 23.4 | 32.7 |
| Cash and bank | 55.5 | 61.7 | 66.4 |
| **Total current assets** | **98.9** | **94.1** | **109.5** |
| **TOTAL ASSETS** | **117.6** | **112.3** | **126.8** |
| | | | |
| **Shareholders' equity** | **80.4** | **70.8** | **87.4** |
| **Minority shareholding** | **1.0** | **0.0** | **1.9** |
| **Allocations** | **3.6** | **5.5** | **3.8** |
| Current liabilities | 32.6 | 36.0 | 33.7 |
| **Total liabilities** | **32.6** | **36.0** | **33.7** |
| **TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES** | **117.6** | **112.3** | **126.8** |
| | | | |
| Pledged assets | 10.7 | 33.9 | 10.7 |
| Contingent liabilities | 0.5 | - | 0.5 |
| | | | |
| Shareholders' equity per share, SEK | 0.18 | 0.21 | 0.19 |
| Shareholders' equity with full dilution, SEK | 0.24 | 0.20 | 0.25 |

## CHANGE IN SHAREHOLDERS' EQUITY

| Amounts in SEK M | Q1 2004 | Q1 2003 | Full year 2003 |
|---|---|---|---|
| **Shareholders' Equity at start of period** | **87.4** | **88.0** | **88.0** |
| New share issue | - | - | 51.3 |
| Warrant programme, employees | - | - | 0.1 |
| Translation difference | 0.2 | -0.9 | 0.4 |
| Loss for the period | -7.2 | -16.3 | -52.4 |
| **Shareholders' Equity at end of period** | **80.4** | **70.8** | **87.4** |

**CONSOLIDATED CASH FLOW STATEMENT-SUMMARY**

| Amounts in SEK M | Q1 2004 | Q1 2003 | Full year 2003 |
|---|---|---|---|
| Loss after financial items | -8.0 | -16.3 | -56.6 |
| Adjustment for items which are not included in the cash flow | 0.8 | 0.2 | 2.9 |
| Changes in working capital | -1.3 | 8.0 | 3.7 |
| **Cash flow from current operations** | **-8.5** | **-8.1** | **-50.0** |
| **Cash flow from investment operations** | **-2.7** | **-0.2** | **-4.2** |
| **Cash flow from financial operations** | **-** | **-** | **50.8** |
| **Cash flow in the period** | **-11.2** | **-8.3** | **-3.4** |
| Liquid funds at start of period | **66.4** | **70.5** | **70.5** |
| Exchange difference in liquid funds | 0.3 | -0.5 | -0.7 |
| **Liquid funds at end of period** | **55.5** | **61.7** | **66.4** |
| Less blocked bank deposits | **0.8** | **-0.2** | **-0.2** |
| Unutilised overdraft facility | 2.9 | 3.0 | 2.8 |
| **Disposable funds at end of period** | **59.2** | **64.5** | **69.0** |

**KEY RATIOS, group**

| Amounts in SEK M | Q1 2004 | Q4 2003 | Q3 2003 | Q2 2003 | Q1 2003 |
|---|---|---|---|---|---|
| Order Entry | **102.3** | 8.6 | 5.0 | 7.4 | 2.2 |
| Order Entry-moving 4 quarters | **123.3** | 23.2 | 23.9 | 23.8 | 34.5 |
| Net sales | **29.2** | 19.2 | 15.0 | 14.4 | 13.4 |
| Net sales-moving 4 quarters | **77.8** | 62.0 | 64.8 | 63.5 | 69.6 |
| Operating loss | **-8.8** | -12.3 | -13.1 | -13.0 | -16.5 |
| Operating loss-moving 4 quarters | **-47.2** | -54.9 | -54.3 | -49.6 | -48.3 |
| Loss for the period | **-7.2** | -10.9 | -11.0 | -14.2 | -16.3 |
| Cash flow from operations | **-8.5** | -6.2 | -14.3 | -19.7 | -8.1 |
| Cash flow from operations-moving 4 quarters | **-48.7** | -48.3 | -53.6 | -60.9 | -58.1 |
| Number of employees, end of period | **60** | 51 | 50 | 44 | 33 |
| Equity/assets ratio | **64%** | 69% | 61% | 70% | 63% |


Net sales, SEK M
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Cash flow from operations, SEK M
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Order Entry, SEK M
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